UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                 IVI Checkmate Corp.
                     --------------------------------------------
                                   (Name of Issuer)

                              Common Stock, No Par Value
                     --------------------------------------------
                            (Title of Class of Securities)

                                      450928106
                     --------------------------------------------
                                    (CUSIP NUMBER)

                                 Jean-Jacques Poutrel
                                 President du Conseil
                                    Ingenico S.A.
                                9, quai de Dion Bouton
                                 92816 Puteaux Cedex
                                        FRANCE
                                   33.1.47.72.56.95
                     --------------------------------------------

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   with a copy to:

                                Kevin MacCarthy, Esq.
                           Kevin MacCarthy Associates, P.C.
                                  444 Madison Avenue
                              New York, New York  10022
                                    (212) 752-6700

                                    June 25, 1998
                     --------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule
          13d-1(b)(3) or (4) check the following box [   ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                     Page 1

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                                     SCHEDULE 13D

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           CUSIP NO. 450928106                  PAGE  2  of   11   PAGES
                                                     ---     ----
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             1     NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Ingenico S.A.
           -------------------------------------------------------------------
             2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ]
                                                                     (b) [   ]
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             3     SEC USE ONLY

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             4     SOURCE OF FUNDS*

                        WC (See Item 3)
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             5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(D) OR 2(E)                        [   ]

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             6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        France
           -------------------------------------------------------------------
                           7   SOLE VOTING POWER
           NUMBER OF
                                    2,640,403       shares (See Item 5)
            SHARES                  --------------
                        ------------------------------------------------------
          BENEFICIALLY     8   SHARED VOTING POWER

           OWNED BY                   N/A
                        ------------------------------------------------------
             EACH          9   SOLE DISPOSITIVE POWER

          REPORTING                 2,640,403       shares (See Item 5)
                                    --------------
           PERSON       ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            WITH
                                    N/A
          --------------------------------------------------------------------
             11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                        2,640,403 shares (See Item 5)
                        ---------
          --------------------------------------------------------------------
             12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                       [   ]
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             13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        15*%
          --------------------------------------------------------------------
             14    TYPE OF REPORTING PERSON*

                        CO
          --------------------------------------------------------------------

          --------------------
          * The percentage indicated represents the percentage of the total outstanding shares of the common stock of the Issuer as of June 25, 1998.

          ITEM 1.   SECURITY AND ISSUER
                    -------------------

               The title of the class of equity securities to which this statement relates is common stock, no par value ("Common Stock"), of IVI Checkmate Corp., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 1003 Mansall Road, Roswell, GA 30076.

          ITEM 2.   IDENTITY AND BACKGROUND
                    -----------------------

               This statement is being filed by Ingenico S.A., a French societe anonyme ("Reporting Person"), whose principal business is the development, distribution, marketing and manufacturing of transaction terminals with application to payment systems, loyalty, electronic benefit transfer systems and terminal systems for smart card technology. The address of Reporting Person's principal business and office is 9, quai de Dion Bouton, 92816 Puteaux Cedex, France.

               (a)-(c),(f) The name, business address, present principal occupation or employment (and the principal business and address of any corporation in which such employment is conducted if not Issuer), and citizenship of each executive officer and director of Reporting Person is listed on Appendix A hereto.

               (d)-(e) During the last five years, Reporting Person has not been, and to the best of its knowledge no person identified in Appendix A has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS
                    --------------------------

               Reporting person is the beneficial owner of 1,544,416 shares of International Verifact, Inc. ("IVI"). The source of the funds used to acquire these shares was the working capital of Reporting Person. Assuming exercise in full of the option to purchase additional shares of Issuer which has been granted to Reporting Person (discussed in Item 4), Reporting Person would own
          2,640,403 shares of Issuer, representing 15% of the outstanding Common Stock of Issuer. On June 25, 1998, IVI and Checkmate Electronics, Inc. ("Checkmate") were combined pursuant to a combination agreement (the "Combination Agreement"). The combined companies are organized in a holding company structure with the issuer as the parent of Checkmate and IVI. Pursuant to the terms of the Combination Agreement, the shareholders of IVI received for each common share of IVI, either one share of common stock of the Issuer or one exchangeable share of IVI which can be exchanged for one share of common stock of the Issuer in the future, and
          (c) Checkmate shareholders received 1.2775 shares of common stock of the Issuer for each Checkmate common share.

          ITEM 4.   PURPOSE OF THE TRANSACTION
                    --------------------------

               Reporting Person acquired the Common Stock of IVI as a long-term investment in IVI's capital stock pursuant to the terms and conditions of an investment agreement (the "Investment
          Agreement") which was one of a series of transactions establishing a strategic business alliance between IVI and Reporting Person.

               The Investment Agreement contains provisions which relate to or would result in: (i) the acquisition of additional securities of IVI (by granting Reporting Person the right, prior to December 31, 2001, to purchase from IVI, at the then market price, additional shares of Common Stock in IVI so as to retain ownership of not less than 15% of the issued and outstanding voting, participating share capital of IVI on a non-diluted basis, or, if ownership falls below fifteen (15%) percent of the issued and outstanding voting, participating share capital of IVI on a non-diluted basis, then to retain ownership of that percentage held immediately prior to any exercise of such right);
          (ii) a change in the present board of directors (by requiring management of IVI to take, or cause others to take, all steps and proceedings reasonably requested by Reporting Person to reconstitute the board of directors of IVI with eight members, two of whom shall be nominees of Reporting Person, subject to certain share ownership thresholds and by requiring IVI to use its best efforts to also (a) nominate to the board at least one independent representative from the payment industry and (b) cause the nominating committee of IVI's board to be comprised of three members, one of whom shall be a representative of Reporting Person); and (iii) actions which may impede the acquisition of control of IVI by any person (by operation of the right described in (i) above). See Exhibit 7.1.

               In connection with the Combination Agreement, Issuer, IVI and Reporting Person entered into an Assignment, Assumption and Consent Agreement (the "Assignment Agreement") whereby IVI assigned to Issuer various agreements entered into between IVI and Reporting Person, including the Investment Agreement. The Assignment Agreement provides, among other things, that:

                    The parties covenant and agree that, with respect to the Investment Agreement dated December 5, 1996, as amended (the "Investment Agreement"), the effect of the Assignment Agreement shall be, as provided in the Investment Agreement, that:

                         (i)      on the Effective Date, as such
                    term is defined in the Combination Agreement, IVI Checkmate shall be obliged to advise Reporting Person that its shareholdings have fallen below 15% of the issued and outstanding participating equity (which for such purposes shall include the Exchangeable Shares) of IVI Checkmate (the "15% Threshold");

                         (ii)     Reporting Person shall have 10
                    days from the date it receives such notice to advise IVI Checkmate in writing whether or not it intends to exercise its Participation Right to acquire from the treasury of IVI Checkmate such additional shares of IVI Checkmate Common Stock so as to bring its holdings to the 15% Threshold;

                         (iii)    if Reporting Person gives
                    notice of its intention to increase its
                    holdings to the 15% Threshold it shall
                    acquire sufficient shares of IVI Checkmate
                    Common Stock (the "Additional Shares") to achieve such from of IVI Checkmate within 90 days of the date of receipt of the notice of IVI Checkmate pursuant to clause (i) above;

                         (iv)     the Additional Shares shall be
                    purchased by Reporting Person for a price per share equal to the weighted average trading price of the IVI Common Shares on The Toronto Stock Exchange (the "TSE" during the 30 days preceding the notice of IVI Checkmate to Reporting Person pursuant to clause (i) above).

               The notice required by the Assignment Agreement was given to Reporting Person on June 25, 1998.

               Reporting Person may increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to Reporting Person for such purposes, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, Reporting Person's evaluation of Issuer's business and future prospects, Issuer's acceptance of Reporting Person as an investor in Issuer, the status of Reporting Person under the Investment Agreement, and other considerations, including the obtaining of any necessary regulatory approvals.

               In connection with the transactions discussed herein, Reporting Person, Dudley L. Moore, a resident of the State of Georgia and J. Stanford Spence, a resident of the State of Texas ("Spence"), entered into a stockholders agreement dated January 16, 1998 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the parties will vote all of their shares of capital stock of Issuer then owned against any business combination involving Issuer or its subsidiaries, such as a merger or a share exchange, and will not tender their shares into, cause any of their affiliates to make, or encourage others to make, a tender or exchange offer (in which the tendering party is required to make a filing under Section 14(d)(1) of the Securities Exchange Act of 1934) in which the consideration to be received by stockholders of Issuer is less than US$15 per share in cash or other highly liquid consideration for a period ending the earlier of December 31, 1999 or 18 months from the Effective Date of the Combination Agreement. Pursuant to the Stockholders Agreement, for a period of three years from the Effective Date of the Combination Agreement the parties will vote their shares to ensure the election of Gerard Compain, the designee of Reporting Person (or any other designee of Reporting Person), Spence and George Whitton to the board of directors of Issuer; provided further that if such persons are elected to the Board of Issuer, the parties will use their best efforts to ensure the appointment of Spence as Chairman of the Board, George Whitton as Vice Chairman of the Board and Gerard Compain as a member of the three-member Executive Committee of the Board.

               Other than as described in this Item 4, neither Reporting Person nor any of the persons listed in Appendix A has any present plans or proposals which relate to or would result in:
          (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) changes in Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (h) a class of securities of Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER
                    --------------------------------

               (a)-(b) As a result of the combination of IVI and Checkmate Electronics, Reporting Person received 1,544,416 shares of Issuer. Assuming exercise in full of the option to purchase additional shares of Issuer which has been granted to Reporting Person (discussed in Item 4), Reporting Person would own 2,640,403 shares of Issuer, representing 15% of the outstanding Common Stock of Issuer. Reporting Person has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, all of such shares.

               (c)       None.

               (d)       None.

               (e)       Not Applicable.

               ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                         ------------------------------------------
                         RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER
                         --------------------------------------------------

               IVI and Checkmate have entered into a Combination Agreement pursuant to which Reporting Person, IVI and Checkmate have entered into an Assignment Agreement as described in Item 4. See
          Item 4.

               Reporting Person, Dudley L. Moore and J. Sanford Spence entered into a Stockholders Agreement with respect to the voting of their shares of IVI Checkmate and the election of specified persons to the board of directors of IVI Checkmate. See Item 4.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
                    --------------------------------

               7.1. Investment Agreement dated December 5, 1996 with
                    Exhibits, as amended on December 17, 1996.

               7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.

               7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.

          SIGNATURES
          ----------

               After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, Reporting Person certifies that the information set forth in this statement is true, complete and correct.


          Dated:  September 14, 1998



                                   INGENICO, S.A.



                                   By: /s/ Gerard Compain
                                      -------------------------------------
                                        Name: Gerard Compain
                                        Title: Executive Vice-President

                                      APPENDIX A
                           EXECUTIVE OFFICERS AND DIRECTORS
                                 OF REPORTING PERSON

           Name and Business Address  Principal Occupation   Citizenship
           ------------------------   -------------------    ------------
           Jean-Jacques Poutrel       President and CEO      French
           Ingenico S.A.
           9, quai de Dion Bouton
           92816 Puteaux
           France


           Gerard Compain             Executive Vice-        French
           Ingenico S.A.              President
           9, quai de Dion Bouton     Director Designate
           92816 Puteaux              of Issuer
           France


           Gareth Owen                Managing Director      British
           172 McCarrs Green Road     Ingenico Pacific
           Church Point NSW 2105      (pty)
           Australia                  Australia


           Denis Massenet             Vice-President         French
           Ingenico S.A.
           9, quai de Dion Bouton
           92816 Puteaux
           France


           Michel Malhouitre          Vice-President         French
           Ingenico S.A.
           9, quai de Dion Bouton
           92816 Puteaux
           France


           Mme. Claude Mille          Director               French
           26 Boulevard de la
           Saussaye
           92200 Neulilly
           France

           Maurice Levy             Director               French
           34 rue de Longchamps
           92200 Neuilly
           France

           Tessa Leblond            Director               French
           11 rue de Lompon
           92200 Neuilly
           France

                                    EXHIBIT INDEX

          7.1. Investment Agreement dated December 5, 1996 with Exhibits, as amended on December 17, 1996.

          7.2 Stockholders Agreement dated January 16, 1998 among Ingenico S.A., Dudley L. Moore Jr. and J. Stanford Spence.

          7.3 Assignment Assumption and Consent Agreement dated January 16, 1998 among International Verifact Inc., IVI Checkmate Corp. and Ingenico S.A., together with attached Schedule A.